February 6, 2026

Alessandro Zamboni
Co-Chief Executive Officer
Nuburu, Inc.
44 Cook Street, Suite 100
Denver, CO 80206

       Re: Nuburu, Inc.
           Draft Registration Statement on Form S-1
           Submitted January 30, 2026
           CIK No. 0001814215
Dear Alessandro Zamboni:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time.
Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kristin Baldwin at 202-551-7172 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing